

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 13, 2009

Mr. Kenneth C. Wiedrich
Chief Financial Officer
Unico, Incorporated
8880 Rio San Diego Drive, 8th Floor
San Diego, California 92108

>   **Re: Unico, Incorporated**
>   **Form 10-K for Fiscal Year Ended February 28, 2009**
>   **Filed June 15, 2009**
>   **File No. 000-30239**

Dear Mr. Wiedrich:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller,
Branch Chief